

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Ronald J. Tchorzewski
Chief Financial Officer
MED-X, INC.
8236 Remmet Avenue
Canoga Park, California 91304

> **Re: MED-X, INC.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 1, 2019**
> **File No. 024-11007**

Dear Mr. Tchorzewski:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Use of Proceeds, page 7

1. We note no revision was made to the disclosure in response to prior comment 3. Please confirm that no proceeds from the offering will be used to finance acquisitions of other businesses, such as the one with which you entered into a letter of intent to acquire in exchange for cash and stock. Alternatively, to the extent any material amount of proceeds will be used to finance acquisitions of other businesses, please identify the business, the status of negotiations, and a brief description of the business.

Ronald J. Tchorzewski
MED-X, INC.
July 17, 2019
Page 2

 You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Healthcare & Insurance

cc: Mark J. Richardson, Esq.